SCHEDULE 13G
Transocean Offshore Inc.
Common Stock - $.01 par value


Cusip #:893-817-10-6
Item 1:  Reporting
Person - Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  3,760,700
Item 7:  -0-
Item 8:  3,760,700
Item 9:  3,760,700
Item 11:  7.4%
Item 12:  IA


Cusip #: 893-817-10-6
Item 1:  Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  2,181,800
Item 7:  -0-
Item 8:  2,181,800
Item 9:  2,181,800
Item 11:  4.3%
Item 12:  IA


Cusip #:  893-817-10-6
Item 1:  Reporting Person - Julian H.
Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  5,942,500
Item 7:  -0-
Item 8:  5,942,500
Item 9:  5,942,500
Item 11: 11.7%
Item 12: IN


Item 1(a) Transocean Offshore Inc.

Item 1(b) 4 Greenway Plaza, Houston, Texas  77046

Item 2(a) This statement is filed on behalf of Tiger Management L.L.C.("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").

Julian H. Robertson, Jr. is the ultimate controlling person of TMLLC and TPLLC.

Item 2(b) The address of each reporting person is 101 Park Avenue, New York, NY 10178

Item 2(c) Incorporated by reference to item (4) of the cover page pertaining to each reporting person.

Item 2(d) Common Stock $.01 par value

Item 2(e)  893-817-10-6

Item 3. TMLLC and TPLLC are investment advisers registered under Section 203 of the Investment
Advisers
Act of 1940.

Item   4. Ownership as of September 30, 1997 is
incorporated by reference to items (5) - (9) and
(11) of the cover page pertaining to each reporting person.

Item 5. Not applicable

Item 6. Other persons are known to have the right to receive dividends from, or proceeds from the sale of, such securities. The interest of one such person, The Jaguar Fund N.V., a Netherlands Antilles corporation, is more than 5%.
Item 7. Not applicable

Item 8. Not applicable


Item 9. Not applicable

Item 10. By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 1997

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/ Nolan Altman,
Under Power of Attorney
Dated: January 27, 1995,
On File with Schedule 13G for Kohl's Corp.
2/7/95

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13G dated October 10, 1997 relating to shares of common stock of Transocean Offshore Inc. shall be filed on behalf of each of the undersigned.

TIGER MANAGEMENT L.L.C.

/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/ Nolan Altman,
Under Power of Attorney

Dated: January 27, 1995,
On File with Schedule 13G for Kohl's

Corp. 2/7/95